UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 23)

América Móvil, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)
American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs1
02364W204 for A Share ADSs2

(CUSIP Number)

Rafael Robles Miaja
Bufete Robles Miaja, S.C.
Bosque de Alisos No. 47 A PB
Colonia Bosques de lãs Lomas
México 05120, Distrito Federal
(5255) 1105-1301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

(Continued on the following pages)
(Page 1 of 27 Pages)
__________________
1           CUSIP number is for the L Share ADSs only.  No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.
2           CUSIP number is for the A Share ADSs only.  No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,494,981,507 L Shares (See Item 5)
	8	SHARED VOTING POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,494,981,507 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,206 A Shares and 8,704,460,050 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 27.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,227,570,955 L Shares (See Item 5)
	8	SHARED VOTING POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,227,570,955 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,206 A Shares and 8,426,233,045 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 26.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,229,231,341 L Shares (See Item 5)
	8	SHARED VOTING POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,229,231,341 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,206 A Shares and 8,427,393,434 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 26.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,355,005,037 L Shares (See Item 5)
	8	SHARED VOTING POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,355,005,037 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,206 A Shares and 8,553,667,127 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 27.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,368,296 L Shares (See Item 5)
	8	SHARED VOTING POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 378,368,296 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,206 A Shares and 8,021,130,389 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 25.4% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 444,847,334 L Shares (See Item 5)
	8	SHARED VOTING POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 444,847,334 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,206 A Shares and 8,076,209,427 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 25.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 377,923,974 L Shares (See Item 5)
	8	SHARED VOTING POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 377,923,974 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 310,206 A Shares and 7,642,767,090 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,206 A Shares and 8,018,986,067 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 25.4% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 9 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 310,206 A Shares and 281,396,710 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 310,206 A Shares and 281,396,710 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,206 A Shares and 281,396,710 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 0.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria Carso”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,349,245,493 L Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,349,245,493 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,245,493 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 11 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,612,374 L Shares (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 797,612,374 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,612,374 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,381,715 L Shares (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,381,715 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,381,715 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,827,766 L Shares (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,827,766 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,827,766 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carlos Slim, A.C., formerly known as Fundación Carso, A.C. (“Fundación Carlos Slim” )
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,007,255 L Shares (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 176,007,255 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,007,255 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 15 of 27 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Instituto Carlos Slim de la Salud, A.C., formerly known as Instituto Carso Salud, A.C. (“Instituto Carlos Slim de la Salud”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,346,600 L Shares (See Item 5) 1
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,346,600 L Shares (See Item 5) 1
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,346,600 L Shares (See Item 5) 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5) 1
14	TYPE OF REPORTING PERSON PN

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 16 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0126 (the “Control Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,708,171,337 L Shares (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,708,171,337 L Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,708,171,337 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 17 of 27 Pages

Item 1.                      Security and Issuer.

This Amendment No. 23 (the “Twenty-Third Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined below), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares  (“L Shares”), and the American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares  (“A Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Twenty-Third Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.                    Source and Amount of Funds or Other Consideration.

In the period subsequent to the filing of Amendment No. 22 to the Schedule 13D filed with the Commission on August 6, 2010 (the “Twenty-Second Amendment”), GFI purchased (i) 23,000 A Shares for an aggregate price of $58,888 and (ii) 5,280,000 L Shares for an aggregate price of $1,251,954.  The funds used to purchase such A Shares and L Shares were obtained from the working capital of GFI.

Other than the foregoing, no A Shares or L Shares were acquired by the Reporting Persons since the Twenty-Second Amendment.

Item 4.                    Purpose of Transaction.

Delisting of Telmex Internacional ADS in the U.S. and Spain

On August 5, 2010, the Issuer issued a press release (the “Telint Delisting Announcement”), in which the Issuer announced the following:

 (i) at a general extraordinary shareholders' meeting held on August 4, 2010, Telmex Internacional's shareholders approved its decision to delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE) and the Mercado de Valores Latinoamericanos in Madrid, Spain (Latibex) and to terminate its American Depositary Receipt (ADR) programs;

 (ii) Telmex Internacional would provide written notice to the NYSE on that date, and would file the related Form 25 with the Commission on or about August 16, 2010;

(iii) the Issuer would provide written notice to The Bank of New York Mellon of the termination of its ADR programs on that date (consequently, The Bank of New York Mellon will provide 30 days' notice of termination to all holders of ADRs);

(iv) the Issuer will continue to be registered under the Exchange Act for the time being.  Once the delisting of the Issuer’s ADSs has become effective and the Issuer meets the criteria for terminating its reporting obligations under the Exchange Act, the Issuer intends to file Form 15F with the Comission in order to deregister all classes of its registered securities; and

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 18 of 27 Pages

(v) AMX and the Issuer have not yet determined when they will seek to delist the Issuer’s shares from the Mexican Stock Exchange.

A copy of the Telint Delisting Announcement was filed by the Issuer on Form 6-K with the Commission on August 5, 2010 and is incorporated herein by reference.  The description herein of the transactions or potential transactions in (i) - (v) above is qualified in its entirety by reference to the Telint Delisting Announcement and any subsequent filings with the Commission made by Telmex Internacional relating thereto.

On August 16, 2010, Telmex Internacional filed Form 25 with the Commission for the delisting of its ADSs from NYSE, which became effective on August 26, 2010.

Deregistration and Delisting of Telmex Internacional in Mexico

On January 10, 2011, Telmex Internacional issued a press release (the “Telint Deregistration Announcement”), in which it announced that the shareholders of Telmex Internacional have approved the cancellation of  the registration (the “deregistration”) of the shares of Telmex Internacional in National Securities Registry of the Mexican National Banking and Securities Commission (Comisión Nacional de Bancarios y Valores) (“CNBV”) and the delisting of such shares (the “delisting”) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.).  Furthermore, Telmex Internacional announced that it intended to commence a tender offer for all outstanding shares of Telmex Internacional (other than those shares held by the Issuer).  Subject to certain approvals from the Mexican authorities, the proposed purchase price for each outstanding share of Telmex Internacional is expected to be Ps. 11.66.

The Mexican Securities Law provides that the CNBV shall authorize deregistration and delisting if the interests of minority shareholders and the market in general have been adequately protected.  Therefore, notwithstanding the above-mentioned shareholder approval, it is possible that the CNBV will not provide the necessary authorization to consummate the deregistration and delisting.  In that case, Telmex Internacional will continue to be a registered public company in Mexico and the L Shares and A Shares of Telmex Internacional will remain listed on the Mexican Stock Exchange.

The L Shares and A Shares of the Issuer will continue to trade on the Mexican Stock Exchange unless (a) the Comisión Nacional de Bancarios y Valores (“CNBV”) authorizes the deregistration and (b) the Mexican Stock Exchange effects the delisting of such shares.

Telmex Internacional or the Issuer may also acquire L Shares and A Shares of Telmex Internacional, including by means of open market purchases or privately negotiated purchases.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 19 of 27 Pages

Issuer’s Bylaws

Under the Issuer’s bylaws, AA Shares and A Shares have full voting rights and L Shares have limited voting rights.  Each AA Share and each A Share is convertible at the holder's option into one L Share, in each case subject to restrictions under the Issuer's by-laws, which are summarized in the table below.

Class of Issuer’s Capital Stock	% of Issuer’s Outstanding Capital Stock	% of Combined Number of Outstanding AA Shares and A Shares
L Shares	No more than 80%
A Shares	No more than 19.6%	No more than 49%
AA Shares	At least 20% but no more than 51%	No less than 51%
Combined AA Shares and A Shares	No more than 51%
Combined A Shares and L Shares	No more than 80%

Ownership of AA Shares

As of the date hereof, the Control Trust currently owns, in the aggregate, approximately 46.5% of the issued and outstanding AA Shares.  The Slim Family currently owns, in the aggregate, approximately 15.2% of the issued and outstanding AA Shares.  Inmobiliaria Carso currently owns, in the aggregate, approximately 5.9% of the issued and outstanding AA Shares.  Through their beneficial ownership of L Shares and AA Shares held by the Control Trust and Inmobiliaria Carso and their direct ownership of AA Shares, the Slim Family may be deemed to control the Issuer.

Shareholders Agreement

On February 28, 2011, Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria (“Banco Inbursa”), as trustee for the Control Trust, and AT&T International (“AT&T”) entered into a new shareholders agreement (the “New Shareholders Agreement”) which governs the ownership and voting of any and all future AA Shares owned by AT&T, the Control Trust, and that certain trust formed by the trust agreement, dated March 28, 2001 and amended as of  February 28, 2008, among Banco International, S.A., Banco Inbursa, AT&T and Carso Global Telecom, S.A. de C.V. , a sociedad anonima de capital variable organized under the laws of the United Mexican States (“CGT”) (the “Trust Agreement,” English and Spanish copies of which were filed as Exhibits 1 and 2 to Amendment No.1 to the Schedule 13D filed by the Reporting Persons with the Commission on May 16, 2001, and, together with the New Shareholder Agreement, the “New AM Agreements”).

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Under the terms of the New AM Agreements, each of the Control Trust and AT&T agreed to vote its AA Shares in favor of eight members nominated by the Control Trust to the board of directors of the Issuer (the “Board”) and two members nominated by AT&T to the Board (or in similar proportion if the holders of AA Shares are unable to elect ten members of the Board).  The New Shareholder Agreement, consistent with the bylaws of AMX, provides that an executive committee of the Board (the “Executive Committee”) will be constituted upon the request of either AT&T or the Control Trust and that the Executive Committee will have all of the power to operate and manage the Issuer except for those powers the Board expressly reserves for itself.  The Board will not consider or vote on any specified matter to be reviewed by the Executive Committee unless the Executive Committee has made a recommendation to the Board with respect to such matter, subject to certain exceptions.  The Executive Committee would consist of four members, three of whom shall be appointed by the Control Trust and one of whom shall be appointed by AT&T.  The Control Trust and AT&T have agreed, to cause the Executive Committee to use their best efforts to mutually agree upon all matters presented to the Executive Committee, and to follow certain procedures in the event they are unable to do so.  With the exception of the appointment of members to the Board and the Executive Committee, under the terms of the New AM Agreements, the Control Trust has the power to direct the voting of the AA Shares held by AT&T.

In addition, under the New AM Agreements each of AT&T and the Control Trust has granted to the other a right of first offer on any proposed transfer of AA Shares held by such party, except for transfers to certain affiliates.  Upon receipt of a notice of proposed transfer by AT&T, the Control Trust shall have 30 calendar days to decide whether it wishes to purchase any of the AA Shares proposed to be sold by AT&T.  Upon receipt of a notice of proposed transfer by the Control Trust, AT&T shall have 30 calendar days to decide whether it wishes to purchase up to that number of shares AT&T holds prior to the notice of proposed transfer of the AA Shares proposed to be sold by the Control Trust; provided that if AT&T is prohibited by Mexican law from acquiring the AA Shares proposed to be sold by the Control Trust, AT&T may exercise its right to purchase such AA Shares through a third party, trust or other legal entity legally allowed to hold AA Shares.  In the event the receiving party elects not to purchase the AA Shares offered for sale or is otherwise unable to complete the purchase of such AA Shares in accordance with the New Shareholders Agreement, the notifying party shall have 180 days within which to sell such AA Shares, to a third party at the same price offered to the receiving party; provided, that the purchasing third party shall have agreed in advance to be governed by a shareholders agreement on substantially the same terms as provided for in the New AM Agreements.

Each of the Control Trust and AT&T has granted to the other certain tag along and drag along rights, which, in the event the Control Trust sells a majority of its AA Shares to a third party permit (i) AT&T to sell the same portion of its AA Shares to such third party in connection with the sale of such AA Shares of the Control Trust and (ii) the Control Trust to require AT&T to sell the same portion of its AA Shares to such third party as the Control Trust is selling to such third party.  Notwithstanding any of the foregoing, under the terms of the New AM Agreements, either party to the New AM Agreements is free to convert any AA Shares held by such party into L Shares and transfer such L Shares to a third party without complying with the right of first offer, tag along right or drag along right described above.

As a result of the New Shareholders Agreement, the Control Trust and AT&T may be deemed to form a group for purposes of Sections 13(d) and 13(g) of the Exchange Act.  According to Amendment No. 3 to the Schedule 13D filed by AT&T and its parent, AT&T Inc., on March 1, 2011, AT&T beneficially owns 3,621,532,292 AA Shares.  In accordance with the restrictions described above, the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares is 3,709,116,330.  Because the Control Trust directly beneficially owns 5,446,781,450 AA Shares, which is more than the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares, if AT&T were deemed to form a group with the Control Trust the number of A Shares and L Shares that would be reported as beneficially owned by the Control Trust and the Reporting Persons that may be deemed to control the Control Trust would not as of the date hereof differ from the number of A Shares and L Shares reported in this Schedule 13D.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 21 of 27 Pages

The foregoing description is qualified in its entirety by the New AM Agreements, which are incorporated in this Item 4 by reference.

Other Plans or Proposals

Except as set forth in this Twenty-Third Amendment, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.  However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer).  The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to the Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Persons have the following interests in A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	310,206	0.1%	8,704,460,050	27.5%
Carlos Slim Domit(4)	310,206	0.1%	8,426,233,045	26.7%
Marco Antonio Slim Domit(5)	310,206	0.1%	8,427,393,434	26.7%
Patrick Slim Domit(6)	310,206	0.1%	8,553,667,127	27.1%
María Soumaya Slim Domit(7)	310,206	0.1%	8,021,130,389	25.4%
Vanessa Paola Slim Domit(8)	310,206	0.1%	8,076,209,427	25.5%
Johanna Monique Slim Domit(9)	310,206	0.1%	8,018,986,067	25.4%
GFI(10)	310,206	0.1%	281,396,710	0.9%
Inmobiliaria Carso(11)	-	0.0%	1,327,310,269	4.3%
Telmex Trust(12)	-	0.0%	797,612,374	2.5%
Telnor Trust(12)	-	0.0%	20,381,715	0.1%
Fundación Telmex(12)	-	0.0%	82,827,766	0.3%
Fundación Carlos Slim(12)	-	0.0%	176,007,255	0.6%
Instituto Carlos Slim de la Salud(12)	-	0.0%	19,346,600	0.1%
Control Trust	-	0.0%	6,708,171,337	21.2%

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 22 of 27 Pages

(1)
Based upon 391,112,039 A Shares outstanding as of February 24, 2011, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.).  Includes A Shares held in the form of A Share ADSs.

(2)
Based upon 27,912,571,631 L Shares outstanding as of February 24, 2011, as reported by the Mexican Stock Exchange.  Includes L Shares held in the form of L Share ADSs.  L Share totals and percentages assume that all of the A Shares and 3,709,116,330 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D.

(3)
Includes 1,494,983,507 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 433,288,547 AA Shares) owned directly by Carlos Slim Helú and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(4)
Includes 1,227,570,955 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,105,000 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(5)
Includes 1,299,231,341 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,604,997 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.  Includes 5,072 L Shares owned jointly by Marco Antonio Slim Domit and his children that were inadvertently omitted in Amendment Nos. 21 and 22 to this Schedule 13D filed by the Reporting Persons.

(6)
Includes 1,355,005,037 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 444,105,000 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.  Includes 11,265 owned jointly by Patrick Slim Domit and his children that were inadvertently omitted in Amendment Nos. 21 and 22 to this Schedule 13D filed by the Reporting Persons.

(7)
Includes 378,368,296 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 4,997 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.  Includes 271,500 owned jointly by Maria Soumaya Slim Domit and her husband that were inadvertently omitted in Amendment Nos. 21 and 22 to this Schedule 13D filed by the Reporting Persons.

(8)
Includes 444,847,334 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 11,404,997 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse.  Includes 26,451 owned jointly by Vanessa Paola Slim Domit, her spouse and her children that were inadvertently omitted in Amendment Nos. 21 and 22 to this Schedule 13D filed by the Reporting Persons.

(9)
Includes 377,923,974 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,704,997 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse.  Includes 1,343 owned jointly by Johanna Monique Slim Domit, her spouse and her children that were inadvertently omitted in Amendment Nos. 21 and 22 to this Schedule 13D filed by the Reporting Persons.

(10)
Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family.  Includes 551,000 L Shares that were inadvertently omitted from Amendment Nos. 21 and 22 to this Schedule 13D filed by the Reporting Persons.

(11)	Includes shares owned by subsidiaries of Inmobiliaria Carso.

(12)	Shares disclaimed by the Slim Family.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 23 of 27 Pages

 (b)           Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of GFI and Inmobiliaria Carso, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carlos Slim).  Because a board, the majority of whose members are members of the Slim Family, makes investment decisions for each of Fundación Telmex and Fundación Carlos Slim, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by Fundación Telmex and Fundación Carlos Slim.  In addition, each of GFI and Inmobiliaria Carso control the investment decisions of trusts established for the benefit of their employees and entities controlled by them.  As such, the Slim Family may be deemed to have the right to direct the voting or disposition of any A Shares or L Shares owned by such trusts.  Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c)           Not applicable.

(d)           All A Shares and L Shares owned by trusts for the benefit of the Slim Family may be deemed to be beneficially owned by each member of the Slim Family that is a beneficiary of such trusts.  Thus, beneficial ownership of A Shares and L Shares may be deemed to be shared by each member of the Slim Family.  Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of GFI and Inmobiliaria Carso, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons.  Because a board, the majority of whose members are members of the Slim Family, makes investment decisions for Fundación Telmex and Fundación Carlos Slim, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by Fundación Telmex and Fundación Carlos Slim.  In addition, GFI controls the investment decisions of trusts established for the benefit of employees and entities controlled directly and indirectly by the Slim Family.  As such, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such trusts.  Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Item 4 of this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

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Item 7.                     Material to be Filed as Exhibits.

The New Shareholders Agreement, by and among Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F/1046,  Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria acting as trustee under Trust F-0126 and AT&T International, Inc., formerly called SBC International, Inc., dated February 28, 2011, filed as an exhibit to Amendment No. 3 to the Schedule 13G filed by AT&T and its parent, AT&T Inc. with the Commission on March 1, 2011in respect of their ownership in equity shares of the Issuer is hereby incorporated herein by reference.

The Powers of Attorney for (i) the members of the Slim Family and Inmobiliaria Carso, filed as exhibits to the Form 4 filed by the Reporting Persons with the Commission on January 2, 2009 in respect of their ownership of equity shares in Bronco Drilling Company, Inc., (ii) GFI, filed as an exhibit to the Schedule 13G filed by the Reporting Person with the Commission on January 22, 2009 in respect of its ownership in equity shares of the New York Times Company, (iii) the Telmex Trust and the Telnor Trust, each filed as an exhibit to the Schedule 13D filed by the Reporting Persons with the Commission on March 17, 2009 in respect of their ownership in equity shares of the Issuer, (iv) Fundación Telmex and Fundación Carlos Slim, each filed as an exhibit to the Schedule 13D filed by the Reporting Persons with the Commission on July 30, 2010 in respect of their ownership in equity shares of Teléfonos de México, S.A.B. de C.V. and (v) Instituto Carlos Slim de la Salud and the Control Trust, each filed as an exhibit to the Schedule 13D filed by the Reporting Persons with the Commission on July 30, 2010 in respect of their ownership in equity shares of the Issuer, and the Joint Filing Agreement filed as an exhibit to the Schedule 13D filed by the Reporting Persons with the Commission on July 30, 2010 in respect of their ownership in equity shares of the Issuer are all hereby incorporated herein by reference.

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

________________________________
Carlos Slim Helú

________________________________
Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra
________________________________	Attorney-in-Fact
Marco Antonio Slim Domit	March 7, 2011

________________________________
Patrick Slim Domit

________________________________
María Soumaya Slim Domit

________________________________
Vanessa Paola Slim Domit

________________________________
Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 26 of 27 Pages

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

INSTITUTO CARLOS SLIM DE LA SALUD, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 27 of 27 Pages

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0126
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact